BEFORE THE CORPORATION COMMISSION OF THE STATE OF OKLAHOMA


IN THE MATTER OF THE JOINT           )
APPLICATION OF ONEOK INC., WESTERN   )     CAUSE NO. PUD 970000106
RESOURCES, INC., AND WAI, INC. FOR   )
APPROVAL OF AN AGREEMENT             )
PROVIDING FOR THE MERGER OF          )     ORDER NO. 416480
ONEOK INC. WITH WAI, INC.            )


HEARING:       September 4, 1997 before the Commission en banc

APPEARANCES:   John A.  Gaberino,  Jr. and Vivian C. Hale,  Attorneys  for ONEOK
               Inc, and WAI, Inc.,

               J. Michael Peters, Attorney for Western Resources, Inc.,

               Gene Stipe and John Thetford, Attorneys for Ruth Huffman,

               Graydon Dean Luthey, Jr. and James D. Satrom, Attorneys for Terra Nitrogen, Limited Partnership

               Dara Derryberry Prentice and Mickey S. Moon, Assistant Attorneys General, Office of the Attorney General, State of Oklahoma,

               Jacqueline T. Miller, Assistant General Counsel, Public Utility Division, Oklahoma Corporation Commission,

               William J. Bullard and Kimberly K. Blaylock, Attorneys for Oklahoma Industrial Energy Consumers,

               Karl F. Hirsch, Attorney for Mountain Iron and Supply Company

                                   FINAL ORDER

BY THE COMMISSION:

     The Corporation Commission of the State of Oklahoma ("Commission") being regularly in session and the undersigned Commissioners being present and participating, there comes on for consideration and action, the Joint Application, the Joint Stipulation and the Appeal of the Report of the Administrative Law Judge filed by intervenor Ruth Huffman ("Huffman" or "Appellant").

                               PROCEDURAL HISTORY

     At issue in the Cause is the Joint Application of ONEOK Inc. ("ONEOK"), Western Resources, Inc. ("WRI"), and WAI, Inc., a wholly owned subsidiary of WRI ("WAI"), (hereinafter referred to as "Joint Applicants"), requesting that the Commission issue an order pursuant to 17 O.S. (1991), ss.ss. 191.1 et seq., authorizing WRI to transfer all of its natural gas distribution and related properties in the State of Oklahoma to WAI and authorizing ONEOK to merge with WAI, pursuant to the provisions of an Agreement dated December 12, 1996, as amended and restated ("the Merger").

     The procedural history of this Cause, up to and including the hearing on the merits before the Administrative Law Judge ("ALJ") on July 24, 1997, is fully set forth in the Report of the Administrative Law Judge ("Report"), attached hereto as Attachment "B". (Concurring Opinion, attached hereto as Attachment "A").

     The Report, in which the ALJ recommended approval of the Joint Stipulation executed by ONEOK, WAI, WRI, the Public Utility Division of the Oklahoma Corporation Commission ("Staff), the Attorney General of the State of Oklahoma ("Attorney General"), Terra Nitrogen, Limited Partnership ("Terra"), the Oklahoma Industrial Energy Consumers ("OIEC"), and Mountain Iron and Supply Company ("Mountain Iron"), was issued on August 21, 1997.

     Huffman, who opposed the Joint Stipulation and the proposed Merger, filed her Appeal of the Report of the ALJ ("Appeal") on August 26, 1997, and Joint Applicants timely filed a Response to Huffman's Appeal on September 2, 1997. Oral argument thereon was heard before the Commission en banc on September 4, 1997. Counsel for Huffman presented argument in opposition to the ALJ report, and counsel for ONEOK, WAI, WRI, the OIEC, Staff, and the Attorney General presented argument in support of the ALJ report.

                              ARGUMENTS OF COUNSEL

     The Appellant, through her counsel, argued that the Administrative Law Judge committed error by not requiring the admission of the prefiled testimony of Jimmy D. Crosslin ("Mr. Crosslin") and by not requiring Mr. Crosslin to appear and testify as a witness in the proceeding. The Appellant further argued that a motion for subpoena was not necessary since Mr. Crosslin indicated his willingness to testify.

     The Appellant further argued that ONEOK had failed to submit evidence that would indicate merger savings and any agreements related to the merger transaction should have been submitted to the Commission prior to a hearing on the approval of the merger.

     The Appellant concluded her presentation by arguing that the Joint Applicants did not meet their burden of proof pursuant to 17 O.S. Section 191.5(A) and finally that the Commission's review of the proposed merger transaction was not limited to the factors set forth in 17 0.S. Section 191.5(A). These points were likewise reiterated by the Appellant on rebuttal.

     Counsel for Joint Applicants, ONEOK and WAI ("Counsel for Joint Applicants") first addressed the merger criteria set forth in 17 O.S. Section 191.5(A) arguing that this merger statute placed the burden of proof on the protestant of the merger to submit evidence establishing that the merger should not be approved.

     Counsel for the Joint Applicants further cited the Oklahoma Supreme Court for the proposition that the findings of the Commission must be based on substantial evidence, i.e. something more than a scintilla of evidence. Counsel further noted that there existed no evidence in the record contrary to the merger application.

     With regard to the admissibility of the testimony of Jimmy D. Crosslin of Staff, ("Mr. Crosslin"), oral or prefiled, Counsel for the Joint Applicants argued that the ALJ's ruling was consistent with previous Commission precedent involving stipulations. Counsel for the Joint Applicants cited Commission cases wherein persons who filed prefiled testimony in the Cause did not testify, specifically Staff witnesses. Further, Counsel for the Joint Applicants contended than in the event a Staff witness is called by a party other than a party for whom he was intended to testify, the Commission's rules for subpoena should apply and the Appellant should have filed a motion for subpoena pursuant thereto. Finally, Counsel for the Joint Applicants contended that Mr. Crosslin's testimony was appropriately excluded because it was not relevant to the Joint Stipulation of the parties and in any event, Mr. Crosslin's prefiled testimony did not recommend that the merger not be approved but outlined three areas of concern which were resolved by the Joint Stipulation. In addition, the testimony of Staff witness, James R. Armstrong, found that none of the merger criteria necessary to recommend disapproval existed.

     Counsel for the Joint Applicants further asserted that the transition team study, an estimate of savings generated, had been provided to Staff. Further, the shared services agreement was also provided to Staff and the Attorney General even though it did not apply to Oklahoma but involved a sharing of meter reading and other services by WRI and ONEOK applicable to areas in Kansas where both of those entities operated. Additionally, Counsel for the Joint Applicants asserted that the marketing agreement was a nonutility agreement and did not apply to the operation of the gas utility.

     Finally, Counsel for the Joint Applicants, contended that ONEOK is the acquiring entity and that WRI will not acquire control by virtue of the merger transaction, because provisions in the shareholder agreement restrict the voting rights of WRI in the selection of directors and insure that ONEOK shareholders maintain control of the company. WRI will initially own only 9.9% of the common stock; WRI will own 45% of common stock in the merged company only if it converts its preferred stock to common stock, which can be accomplished only upon an amendment or repeal of the Public Utility Holding Company Act.

     Counsel for Staff argued that the Joint Stipulation exceeded the protections contained in the statutory criteria set forth in 17 O.S. Section 191.5(A) and gained certain protections for Oklahoma jurisdictional customers on many points including a one million dollar reduction in tariff rates if a general rate change application had not been filed by Oklahoma Natural by the end of the eighteen month period after the date of closing of the merger. Counsel further pointed out that the savings would primarily issue from the allocation of overheads once both the operations in Oklahoma and Kansas had been combined.

     Counsel for Staff asserted that the testimony of Staff witness James R. Armstrong (specifically page 123 of the transcript, July 24, 1997, hearing) established that although formal agreements had not yet been provided, an appropriate merger savings level was determined by Staff based upon cost information received in discovery responses from the Joint Applicants prior to the merit hearing.

     Counsel for Staff further asserted that the issue of whether transaction costs exceed merger savings to the detriment of Oklahoma Natural ratepayers was an issue raised for the first time on appeal and improperly before the Commission, nevertheless the Joint Stipulation (specifically paragraph D. page
6) provided a safeguard for ratepayers by providing that transaction costs and acquisition premium, if any, may be reflected in Oklahoma's Natural's cost of service for ratemaking purposes, but only to the extent the merger savings exceed the amortization of such costs.

     As to the oral and prefiled testimony of Jimmy D. Crosslin, Staff contended that it was established Commission practice in stipulated cases for Staff to sponsor at least one witness to support a case stipulation and that this testimony at the time of hearing constituted substantial evidence in support of the stipulation. Staff cited specific Commission case precedent in support of this position. Staff further contended that Mr. Crosslin was not a witness in the case, bearing testimony under oath and therefore, pursuant to Commission rule OAC165:5-13-3(g)(h)(j), he could not be called as a witness or cross-examined by the Appellant. Staff Counsel further contended that the Appellant could have secured the presence of Mr. Crosslin prior to the hearing pursuant to the Commission's subpoena rules at OAC165:5-11-3.

     Counsel for Staff further argued that the allegation by the Appellant that ONEOK shareholders were not receiving fair value for their shares of stock was not well founded. Staff referenced the record below (specifically page 78 of the transcript of proceedings, July 24, 1997 hearing) wherein expert testimony established that as WRI shareholders realized a capital gain by virtue of the increase in stock prices, ONEOK shareholders also realized a capital gain by virtue of the increase in stock prices.

     As to the Appellant's allegation that detriment was caused to Oklahoma ratepayers if ONEOK shareholders were required to pay WRI shareholders 1.5 times the dividend that ONEOK shareholders were to receive, Counsel for Staff argued that this issue was an issue raised for the first time on appeal and therefore, it was improperly before the Commission. Counsel for Staff also pointed out that dividends may not necessarily be declared by the Board of Directors in accordance with the S-4 filed by the Joint Applicants (specifically Appendix C, pg. C-l) and therefore the Appellant's contention in this regard was misplaced.

     Counsel for the Staff also argued that the Appellant's assertion that the proposed merger would cause the merged company not to perform as well as ONEOK, was without evidentiary support (specifically page 81 of the transcript of proceedings, July 24, 1997 hearing) and contrary to financial analyst projections.

     Finally, Counsel for Staff argued that there was no evidence in the record establishing that any of the statutory merger criteria set forth in 17 O.S.
Section 191.5(A) existed, and therefore the Joint Stipulation should be approved.

     Counsel for WRI relied upon the argument of the Joint Applicants' counsel stating that WRI maintained a stake in the success of the combined ONEOK and WRI gas properties. WRI's counsel further contended that contrary to the Appellant's position, the increase in stock prices is evidence that the market valued the merger transaction to ONEOK shareholders.

     Counsel for the OIEC declared that the merger agreement should be approved. Counsel for the OIEC asserted that its concerns had been specifically related to the impact of the merger on the quality of service to industrial customers, the treatment of acquisition costs, and the debt equity ratio of the merged entity, each of which were successfully addressed by the Joint Stipulation.

     Counsel on behalf of the Attorney General of the State of Oklahoma, requested that the ALJ's report be adopted. Counsel for the Attorney General stated that she believed the Joint Stipulation was in the interests of the residents of the state in that it assured the same level of service quality to ratepayers as existed prior to the merger. Further, the guaranteed rate reduction at the end of eighteen months as a minimum operated to insure that the merger would result in lower costs for ratepayers. Finally, Counsel on behalf of the Attorney General asserted, contrary to the arguments of the Appellant, that the Joint Stipulation does insure that there exists no risk of an increase in the cost of capital effecting rates in the post merger stage.

     On September 10, 1997, the Commission en banc deliberated this Cause. On September 10, 1997, the Commission determined that the final order in this Cause would reference that discussions were had by the Commissioners and further that in reaching its order herein, the Commission considered Commission orders regarding recovery of acquisition premium, such as Lone Star Gas Company, Commission Order No. 388124, Cause No. PUD910001190, of no precedential value in the Commission's interpretation of acquisition premium recovery, if any, in the case at bar.

                     FINDINGS OF FACT AND CONCLUSIONS OF LAW

     The Commission, upon proper evaluation of the evidence and testimony presented in this Cause, the Report of the ALJ, the Appeal of Huffman, and argument of counsel, makes the following findings:

     The  Commission  has  jurisdiction  over this Cause  pursuant to Article 9,
Section 18 of the Oklahoma Constitution, 17 O.S. (1991) & Supp. 1996, ss.ss. 151-152 and 191.1 et seq., and OAC 165:5-7-57. Notice was given as required by the law and Commission rules and as directed by the Commission.

     The Report of the ALJ should be approved and adopted in its entirety. Huffman, the only party opposing the Joint Stipulation and the Merger, presented no arguments in support of her appeal that would necessitate modifying or reversing the recommendations of the ALJ as set forth in the Report, or reopening the record to take additional evidence and testimony.

     The Joint Stipulation entered into by the parties addresses the concerns of Staff, the Attorney General, Terra, the OIEC, and Mountain Iron. It is supported by substantial evidence and should be approved in its entirety.

     There has been no evidence presented, either on appeal or before the ALJ, to show that any of the conditions set forth in 17 O.S. ss. 191.5(A), would exist if this Merger is approved as set forth in the Joint Stipulation.

     Commission orders regarding the recovery of acquisition premium have no precedential value in the Commission's interpretation of acquisition premium in the case at bar.

     Therefore, pursuant to the terms of 17 O.S. (1991), ss. 191.5(A), the Merger proposed by the Joint Applicants in this Cause should be approved.

                                      ORDER

     IT IS THEREFORE THE UNANIMOUS ORDER OF THE CORPORATION COMMISSION of the State of Oklahoma that the Report of the Administrative Law Judge, attached hereto as Attachment "B", be and the same hereby is approved and adopted in its entirety.

     IT IS FURTHER ORDERED that the Joint Stipulation, attached hereto as Attachment "C", entered into by the parties is supported by substantial evidence and the same shall be and hereby is approved in its entirety.

     IT IS FURTHER ORDERED that the Merger proposed by the Joint Applicants in this Cause shall be and the same hereby is approved.


                                             OKLAHOMA CORPORATION COMMISSION


                                             -------------------------------
                                             ED APPLE, Chairman

                                             Concurring Opinion Attached

                                             -------------------------------
                                             BOB ANTHONY, Vice Chairman


                                             -------------------------------
                                             DENISE A. BODE, Commissioner


     DONE AND PERFORMED this ___ day of _________, 1997. BY ORDER OF THE COMMISSION.


                                             -------------------------------
                                                              , Secretary


                                 "Attachment A"

           BEFORE THE CORPORATION COMMISSION OF THE STATE OF OKLAHOMA

IN THE MATTER OF THE JOINT           )
APPLICATION OF ONEOK INC., WESTERN   )
RESOURCES, INC., AND WAI, INC.       )     CAUSE NO. PUD 970000106
FOR APPROVAL OF AN AGREEMENT         )
PROVIDING FOR THE MERGER OF          )
ONEOK INC. WITH WAI, INC.            )


                 CONCURRING OPINION OF COMMISSIONER BOB ANTHONY

This proposed merger will give Western Resources both a 45 percent equity interest in ONEOK and effective control of Oklahoma's largest natural gas utility (ONG). I support this merger expecting Western Resources to help correct the abuses which have characterized ONEOK's past. Over recent decades certain individuals, especially attorneys for ONG, have allegedly been associated with questionable activities, unprofessional behavior, or possibly fraudulent and illegal conduct. (Information filed at the Oklahoma Corporation Commission documents some of the alleged abuses; for example, see Exhibits A, B, C, D, E, F, G and H which are attached hereto.) When an attorney violates certain laws, under 74 O.S. Section 4219(C) there is a presumption he was acting for the corporation involved. Furthermore, ratepayers may wonder to what extent an attorney representing multiple utility clients is illegally buying influence and access on behalf of all of his clients when he bribes a commissioner pertaining to one particular case and otherwise generally engages in unprofessional conduct. Because 17 O.S. Section 191.5(A) requires a public hearing and consideration of the integrity of utility management, the record of this case may be considered deficient for not examining alleged misconduct which has been brought to the attention of this commission in other cases and in other forums.

From 1991 through the summer of 1992 a federal investigation of bribery involving Oklahoma utility ratemaking resulted in FBI wiretaps, subpoenaed documents, and grand jury appearances. As details of the FBI investigation were becoming increasingly known, on October 1, 1992, as Chairman of the Oklahoma Corporation Commission, I filed formal bar complaints against utility attorney William L. Anderson and both the ONG general counsel and the Southwestern Bell Telephone Company attorney to whom Mr. Anderson reported. Although one board member of ONEOK described a subsequent reorganization as a "clean sweep," current management now resists the opportunity to explain certain actions by ONG. For example, in this proceeding ONG objected to having Mr. David Kyle, its president at the time of filing this merger application, made available before the commission en banc for questioning about a 1993 ONG gas purchase contract with Dynamic Energy Resources, Inc. (Dynamic Energy). The public still deserves to know why ONG would give corrupt political operatives from out-of-state a contract to sell about $175 million of natural gas over a ten-year period when the principal owner had no gas reserves, had no experience in the natural gas business, and furthermore once had even testified she suffered from a memory deficiency. State court testimony and federal court documents indicate Dynamic Energy was a startup company with no equity which engaged in illegal activities and made a multimillion dollar windfall profit from its Oklahoma dealings. Subpoenas have been issued in Oklahoma as a part of at least a couple of different federal investigations of Dynamic Energy and its principals. Apparently ratepayers in Kansas and Oklahoma will have to wait to learn how they may be impacted by the Dynamic Energy transaction and other ONG gas procurement practices. The Oklahoma Corporation Commission has a constitutional duty to examine and resolve issues of this type, but we now reserve them for subsequent proceedings.

An unfortunate aspect of this case occurred in relation to ONG's decision not to volunteer Mr. Kyle to appear before the commission en banc at its hearing on September 4, 1997. Instead, ONEOK issued a spurious letter signed by Mr. Kyle without giving his title and not filed in the record of this case but delivered to the commissioners on September 3, 1997. The letter incorrectly represents that ONG was fully responsive to previous data requests and interrogatories related to Dynamic Energy. Also, the letter inaccurately states, "... that the Commission's rules preclude the taking of additional evidence during this hearing ..." despite the commission's general counsel having previously advised ONEOK of its mistaken interpretation of our rules. Furthermore, the letter misrepresents that the merits of the Dynamic Energy matter have been "addressed by this Commission" when in fact the Attorney General's motion in limine recently was granted in the 1994-95 purchase gas adjustment case and therefore a prudence review of the ONG gas purchase contract with Dynamic Energy was deferred.

The Joint Stipulation approved by this order contains certain ratemaking provisions, and therefore this commission is exercising its legislative authority in resolving this cause. Because the acquisition premium with adjustments may exceed $100 million for Kansas and Oklahoma ratepayers, I feel our current three commissioners should address this matter soon while the facts and circumstances of this case are fresh in our minds. As mentioned during the commissioners' deliberations of this case, the circumstances of the 1990 Lone Star Gas Company acquisition premium paid by ONG are separate from this case, and that matter is not precedential here. Also, this order does not impose any obligation on this commission to treat any excessive gas procurement costs or any portion of an acquisition premium as stranded investments in future proceedings. Furthermore, the definition and quantification of "merger savings" are left to the subsequent determination of this commission.



                                             -------------------------------
                                                Bob Anthony, Commissioner

October 1, 1997